

May 13, 2011

Mr. Daniel S. Fulton
President and Chief Executive Officer
Weyerhaeuser Company
P.O. Box 9777
Federal Way, WA 98063-9777

> **Re:** **Weyerhaeuser Company**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 1-04825**

Dear Mr. Fulton:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition…, page 33

1. Please quantify for us the amount of payroll and other general and administrative expenses capitalized in the year ended December 31, 2010 for real estate development.

Restructuring, Closures and Asset Impairments, page 40

2. We note your disclosure that during fourth quarter 2010, you recognized $92 million of impairment charges in the Wood Products segment primarily related to the decision to permanently close three Wood Products facilities that were previously indefinitely closed. Please tell us how you determined that these facilities were not impaired prior to the fourth quarter 2010. In your response, please tell us when these facilities were indefinitely closed and the extent to which and reasons why the cash flows expected to result from the use and eventual disposition of an indefinitely closed facility differ from those expected from a permanently closed facility.

Critical Accounting Policies, page 49

Pension and Postretirement Benefit Plans, page 50

3.	Please revise in future filings to discuss the material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements related to the valuation of pension plan assets or tell us how you determined such disclosure is not required. Please provide us with your proposed disclosure.

4.	Please tell us in greater detail how you determined that the expected long-term rate of return on plan assets of 9.5% was appropriate. In your response, please tell us how your policy of placing added weight on more recent pension plan asset performance affected this estimate. In addition, please clarify how you determined that the expected rate of return on assets that fund your nonregistered plans of 4.75% was appropriate, specifically given that this rate is derived from an expected rate of return of 9.5% on the portion you are allowed to invest and manage and that the asset mix for the assets you are allowed to manage as disclosed on page 78 appears to be significantly different from the asset mix within your qualified and registered pension plans.

Notes to Consolidated Financial Statements, page 61

Note 9: Pension and Other Postretirement Benefit Plans, page 72

5.	Please describe for us in greater detail the inputs and valuation techniques used to measure the fair value of plan assets, particularly those categorized as level 3 assets. Tell us the significant assumptions used; how you determined that such assumptions are appropriate, including how you validate the techniques or models you use; the number of broker quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements; whether the broker quotes are binding or non-binding; and whether you make any adjustments to appraised values or NAVs provided and your basis for any such adjustments. To the extent material, please revise in future filings to include this additional disclosure here and in MD&A, as applicable, and provide us with your proposed disclosure.

6.	Please clarify for us what information you typically receive after you file your Form 10-K that is used to finalize fair values and explain to us the differences between your valuation techniques at year end and after this information is received.

7.	We note your disclosure that, while you do not target specific direct investment or derivative allocations, you have established guidelines on the percentage of pension trust assets that can be invested in certain categories. Please revise in future filings to disclose the guidelines on the percentage of pension trust assets that can be invested in each category disclosed. Refer to ASC 715-20-50-1. Provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief